

July 19, 2010

David J. Copeland
Chief Executive Officer
Continental Minerals Corporation
Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6

> **Re: Continental Minerals Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed May 7, 2010**
> **File No. 0-13978**

Dear Mr. Copeland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Disclosure Controls and Procedures, page 64

1.   We note your conclusion that your disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed. Please confirm if true and disclose in future filings if your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Financial Statements, page 65

2.   We note your reference to the incorporation of the Report of Independent Registered Public Accounting Firm on internal controls over financial reporting. However, we are unable to locate this report. Please tell us where this report is filed or otherwise advise.

Exhibits, page 66

3.   Please include all exhibits required to be filed with this annual report, including a proper incorporation by reference citation for any exhibits originally filed in a prior filing and incorporated by reference herein. In this regard, for instance, we note that your Form 20-F for the fiscal year ended December 31, 2008 includes in its exhibit index, filed as Exhibit 4.1, the Corporate Services Agreement between Continental and Hunter Dickinson Services Inc. However, the 2008 Form 20-F lists the agreement with HDSI as filed with that report, whereas it was in fact filed as Exhibit 4.1 to the 2007 Form 20-F. Moreover, in this 2009 annual report you have listed neither your agreement with HDSI, nor other agreements that appear required to filed, in your exhibit index. Please revise or advise.

Exhibit 99.1

Note 1. Continuing Operations and Going Concern

4.   We note your disclosure that your "consolidated financial statements are prepared on the basis that the Company will continue as a going concern." In light of this disclosure, please ask your auditor to explain to us in a supplemental response how they were able to conclude that a going concern explanatory paragraph under the standards of the Public Company Accounting Oversight Board (United States) was not required, as contemplated by AuG-21.

Engineering Comment

Mineral Resources and Reserves, page 25

5.   We note, in your filing, you state the rail line extension from Lhasa to Rikaze has been approved, and the regional power authority is preparing their plan to provide power for your proposed operation. Please tell us the status of these projects, and the impact to the feasibility of your proposed operation if either of these projects are not completed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

David J. Copeland
Continental Minerals Corporation
July 19, 2010
Page 3

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact John Cannarella at (202) 551-3337 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact John E. Coleman, at (202) 551-3610 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence Timothy S. Levenberg at (202) 551-3707 with any other questions. Please contact me at (202) 551-3740 with any other questions.

       Sincerely,

       H. Roger Schwall
       Assistant Director